VIA EDGAR

April 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jeffrey Gabor

Re:	Mechanical Technology, Incorporated
Registration Statement on Form S-1, as amended File No. 333-254064

Dear Mr. Gabor:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Univest Securities, LLC, acting as representative of the underwriters, hereby joins Mechanical Technology, Incorporated in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on Monday April 26, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated April 12, 2021, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Univest Securities, LLC

By: /s/ Edric Yi Guo

Name: Edric Yi Guo

Title: Head of Investment Banking